RENEE M. HARDT 312-609-7616 rhardt@vedderprice.com

May 27, 2008

Mr. Vince DiStefano

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Wilshire Mutual Funds, Inc. (the “Company”);
Registration Nos. 33-50390 and 811-7076

Dear Mr. DiStefano:

This letter is in response to the comments you provided during our telephone conference on April 2, 2008 with respect to the Company’s post-effective amendment filing made on February 19, 2008.

Prospectus

1. Main Investment Strategy

a. Comment: You asked who decides which securities to buy and sell for the Wilshire MAXAM/Diversity Fund (the “Fund”) and how such decisions are made.

Response: As noted in the third sentence, the Underlying Managers are responsible for selecting investments for the Fund. Each Underlying Manager follows a different process for making investment decisions for the Fund (as currently described on pages 4 to 9). The disclosure regarding each Underlying Manager’s investment decision-making process will be moved to this section.

b. Comment: If the Fund will invest more than 10% of its assets in foreign securities, add disclosure regarding foreign securities to this section.

Response: The Fund will not invest more than 10% of its assets in foreign securities. Accordingly, no disclosure has been added.

2. Main Investment Risks

Comment: Add the following risks, as applicable: manager or stock selection risk, growth style risk, value style risk, small cap risk, foreign securities risk, emerging markets risk.

Mr. Vince DiStefano

May 27, 2008

Response: The following risks will be added: manager risk (the risk that MAXAM selects the “wrong” Underlying Manager), stock selection risk (the risk that an Underlying Manager buys or sells the “wrong” stock), growth style risk and value style risk. Small cap, foreign securities and emerging markets risks have not been added since they are not principal risks of the Fund.

3. Fees and Expenses of the Fund

a. Comment: If the Fund invests in exchange-traded funds (“ETFs”) and other investment companies, a line item for Acquired Fund Fees and Expenses may need to be added to the expense table.

Response: Although the prospectus states that the Fund may invest in ETFs and other similarly structured pooled investments, the Fund has no present intention of doing so. Accordingly, a line item for Acquired Fund Fees and Expenses has not been added to the expense table.

b. Comment: You asked for the term of the expense limitation agreement and whether the agreement will be filed as an exhibit to the registration statement.

Response: As noted in the footnote to the expense table, the agreement continues through at least May 1, 2009 (which, assuming a launch date in May 2008, would be slightly less than a year, but would be for the life of the prospectus).

The agreement will be filed as an exhibit to the registration statement.

4. More Information About Investments and Risks

a. Comment: You noted that this section should include Form N-1A, Item 4 rather than Item 5 disclosure.

Response: This section will be revised such that (i) to the extent not already included therein, the information in the first three paragraphs is moved to “Management of the Fund” and (ii) the first sentence of the fourth paragraph and the investment decision–making processes for each Underlying Manager are moved to “Main Investment Strategy” as discussed in Response (1) above.

b. Comment: The second paragraph under Lynmar should be in plain English (e.g., spell out the acronyms).

Response: Lynmar will not be an underlying manager for the Fund. All information regarding Lynmar has been deleted.

Mr. Vince DiStefano

May 27, 2008

c. Comment: You noted the reference under Zevenberger to “bottoms-up” research.

Response: The disclosure has been revised to read “bottom-up” research.

d. Comment: Add any required risk disclosure, such as portfolio turnover risk if portfolio turnover is expected to exceed 100%. You also noted that derivatives risk need not be added if the Fund will invest less than 10% of its assets in derivatives.

Response: Portfolio turnover is not expected to exceed 100%. Accordingly, related disclosure has not been added. In addition, the Fund will not use derivatives and the related disclosure has been deleted.

5. Management of the Fund

Comment: You asked for more information regarding the relationship among the three tiers of advisers. Specifically, you asked whether all three tiers are SEC-registered investment advisers and whether there are Section 15 contracts all the way down. You also asked whether MAXAM has a “manager of managers” exemptive order. Finally, you asked whether there is a contractual relationship between MAXAM and the sub-subadvisers.

Response: All three tiers of investment advisers are SEC-registered investment advisers and there are Section 15 contracts all the way down. MAXAM does not have a “manager of managers” exemptive order. However, the Company and Wilshire Associates Incorporated (“Wilshire”) intend to file an amendment to their manager of managers application seeking to add MAXAM as a party. Until such time as that exemptive relief is granted (assuming it is granted), the Fund acknowledges that it would be required to seek shareholder approval in order for MAXAM to engage any new Underlying Managers.

Since the initial post-effective amendment filing, another subadviser, Attucks Asset Management LLC (“Attucks”), has been added to the mix (and as noted in response to Comment 4(b), Lynmar has been removed from the mix). MAXAM and Attucks have a strategic alliance pursuant to which Attucks assists MAXAM in identifying and evaluating minority Underlying Managers. The relationship among the three tiers of advisers is as follows. The Company, on behalf of the Fund, has an advisory agreement with Wilshire, pursuant to which the Fund will pay Wilshire an advisory fee. Wilshire will enter into a subadvisory agreement with MAXAM, pursuant to which MAXAM will be responsible for selecting and hiring the Underlying Managers who will manage the assets of the Fund. Wilshire will pay MAXAM a subadvisory fee out of the advisory fee it receives from the Fund. MAXAM has entered into a strategic alliance agreement with Attucks, with MAXAM paying Attucks for its services. Wilshire and MAXAM will enter into underlying manager agreements with each underlying manager. Under the terms of the various agreements, Wilshire will be responsible for paying the underlying

Mr. Vince DiStefano

May 27, 2008

managers out of its fee received from the Fund. Under the terms of the agreement between Wilshire and MAXAM, the remainder of that fee (after payment to the underlying managers and after fee waivers and expense reimbursements due the Fund) will be split between the two parties. As noted above, MAXAM will pay Attucks out of the fee it receives and the split will be 50-50. To the extent the facts have changed from the initial filing and to the extent these relationships are not clear, the prospectus and SAI will be revised accordingly.

6. Related Performance of MAXAM

Comment: You asked how the disclosure is consistent with Mass Mutual. You also asked whether all of the subadvisers are the same as the sub-subadvisers of the Fund and whether the Chrysler Minority Equity Trust is the only account managed using substantially similar investment strategies as the Fund. In addition, you asked how the performance is relevant given MAXAM’s responsibilities with respect to the Fund. Finally, you noted typos in the first footnote to the performance table.

Response: As stated in the prospectus, the related performance represents the actual performance of a multiple manager separate account utilizing minority investment firms that has a substantially similar investment objective and substantially similar investment strategies and policies as those of the Fund (the “Composite”). Since January 2006 MAXAM has served as the investment adviser to the Composite. Sandra Manzke is the founder of MAXAM. In March 1998, her former firm, Tremont of which she was the founder and CEO, became investment adviser to the Composite. In 2005, Ms. Manzke and principals of MAXAM responsible for management of the Composite left Tremont to form MAXAM. All of the subadvisers who have managed the Composite at the recommendation of Ms. Manzke and her investment team continued to manage the assets of the Composite during the transition from Tremont to MAXAM, and there has been no subadviser turnover since 1998 without the recommendation of Ms. Manzke and her team.

We do not believe Mass Mutual is relevant to the related performance. Mass Mutual allowed newly registered funds to include in their prospectus performance of certain existing insurance separate accounts that were converted into the mutual funds. There are no plans to convert the Composite into the Fund. However, we do believe the related performance is consistent with Growth Stock Outlook Trust, Inc. (pub. avail. April 15, 1986) and Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) which allowed funds to include in their prospectus performance of accounts managed by the fund’s adviser, provided that the performance information included all of the adviser’s private accounts that were managed with investment objectives substantially similar to those employed by the adviser in managing the fund. In response to one of your questions, according to MAXAM, the Chrysler Minority Equity Trust is the only account it manages with substantially similar investment objectives, strategies and policies as the Fund.

Mr. Vince DiStefano

May 27, 2008

With respect to the underlying managers, all of the current subadvisers of the Chrysler Minority Equity Trust with the exception of Lynmar are the same as the underlying managers of the Fund. The seven underlying managers of the Fund will be allocated the same approximate percentage of Fund assets as they have been allocated assets in the Composite. According to MAXAM, over the past 10 years of the Composite’s history, 10 subadvisers have been terminated and 9 have been added.

The related performance is relevant because, as noted above, it reflects the performance of the Fund’s subadviser (i.e., MAXAM) in managing a substantially similar account, or in other words, MAXAM’s ability to select minority large-cap managers. MAXAM performs the same role for the Composite as it will for the Fund.

The footnote will be revised so that “serving as” replaces “receiving an”.

7. Redemption Proceeds

Comment: The reference to 15 business days should be 15 days.

Response: This change will be made.

8. Pricing of Shares

Comment: There are references to “good order” in the first two sentences. “Good order” should be defined.

Response: The following sentence will be added after the first sentence: Your purchase request will be considered to be in “good order” if it includes a personal check or wire funds transmission from your account together with a completed and signed Account Application or (in the case of a subsequent purchase) a completed investment slip from a previous purchase or sale confirmation.

What is currently the second sentence will be revised to read as follows: Similarly, the price you receive when you redeem your shares is the net asset value of the shares next determined after we receive your properly completed redemption request.

SAI

9. Investment Sub-Subadvisory Agreements and Fees

Comment: You noted the reference to “independent contractor” in connection with the Underlying Managers and asked about its significance.

Mr. Vince DiStefano

May 27, 2008

Response: The reference to “independent contractor” is a direct reference from each Underlying Manager Agreement, which reads as follows:

Other Services. Underlying Manager will for all purposes herein be deemed to be an independent contractor and will, unless otherwise expressly provided or authorized, have no authority to act for or represent Adviser, Sub-Adviser, the Fund or the Portfolio or otherwise be deemed an agent of Adviser, Sub-Adviser, the Fund or the Portfolio. Adviser understands and has advised the Fund’s Board of Directors that Underlying Manager may act as an investment adviser or sub-investment adviser to other investment companies and other advisory clients. Underlying Manager understands that during the term of this Agreement Sub-Adviser may retain one or more other underlying managers with respect to any portion of the assets of the Portfolio other than the Portfolio Segment.

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As you requested, this letter is being filed before the Company files another post-effective amendment to address your comments and to fill in incomplete or changed information.1 If you have any additional questions or comments, please call me at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser

[1]	Please note that the Company has filed post-effective amendments for the purpose of delaying the effective date of the initial post-effective amendment.